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                             July 24, 2020

       Hamon Francis Fytton
       Chief Executive Officer
       FOUNDATION INVESTMENT REAL ESTATE, INC
       1350 NE 125 Street, Suite 201C
       North Miami, FL 33161

                                                        Re: FOUNDATION
INVESTMENT REAL ESTATE, INC
                                                            Offering Circular
on Form 1-A
                                                            Filed July 1, 2020
                                                            File No. 024-11257

       Dear Mr. Fytton:

              We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Offering Circular on Form 1-A

       Exhibits

   1. Please file a legible opinion of counsel. See Item 17 (12), Description of Exhibits of Form
                                                        1-A.
               We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Hamon Francis Fytton
FOUNDATION INVESTMENT REAL ESTATE, INC
July 24, 2020
Page 2

       You may contact Paul Cline at 202-551-3851 or Shannon Menjivar at 202-551-3856 if
you have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) Alper at 202-551-3329 or Erin E. Martin at 202-551-3391 with any other questions.



FirstName LastNameHamon Francis Fytton   Sincerely,
Comapany NameFOUNDATION INVESTMENT REAL ESTATE, INC
                                         Division of Corporation Finance
July 24, 2020 Page 2                     Office of Real Estate & Construction
FirstName LastName